UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15d OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-11757

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J.B. HUNT TRANSPORT SERVICES, INC.

615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745
(479) 820-0000

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Financial Statements and Schedules

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Benefits, December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2004 and 2003

Notes to Financial Statements, December 31, 2004 and 2003

Schedule H line 4i; — Schedule of Assets (Held at End of Year), December 31, 2004

Exhibits

23 — Consent of Independent Registered Public Accounting Firm — December 31, 2004

23.1 — Consent of Independent Registered Public Accounting Firm — December 31, 2003

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

DATE: June 24, 2005	BY:	/s/ David G. Mee

David G. Mee
Member of the Retirement Plan Investment Committee

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Reports of Independent Registered

Public Accounting Firms Thereon)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm — December 31, 2004	1

Report of Independent Registered Public Accounting Firm — December 31, 2003	2

Statements of Net Assets Available for Benefits — December 31, 2004 and 2003	3

Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2004 and 2003	4

Notes to Financial Statements	5

Schedule H, line 4i; — Schedule of Assets (Held at End of Year) — December 31, 2004	12

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Trustees
J.B. Hunt Transport Services, Inc.
   Employee Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Tulsa, Oklahoma
June 3, 2005

Report of Independent Registered Public Accounting Firm

The Board of Trustees
J.B. Hunt Transport Services, Inc.
   Employee Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan (Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides, a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Tulsa, Oklahoma
June 11, 2004

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets

Cash	$427,853	$344,250
Investments, at fair value:
Mutual funds	122,416,025	104,747,053
Common/collective trust fund	71,705,271	74,322,358
Common stock – J.B. Hunt Transport Services, Inc.	76,949,753	47,151,709
Participant notes receivable	20,880,377	21,018,475
Common stock — Prudential Financial, Inc.	2,589,986	2,755,910

Total investments	294,541,412	249,995,505

Receivables:
Contributions:
Employer	162,528	146,517
Participants	495,788	432,304
Accrued investment income	16,123	11,276

Total receivables	674,439	590,097

Net assets available for benefits	$295,643,704	$250,929,852

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$41,877,501	$41,701,867
Interest and dividends	7,453,069	5,608,857

	49,330,570	47,310,724

Contributions:
Employer, net of forfeitures	6,624,010	5,925,706
Participants	23,650,177	21,644,108

	30,274,187	27,569,814

Total additions	79,604,757	74,880,538

Deductions from net assets attributed to:
Benefits paid to participants	34,688,425	33,595,607
Administrative expenses	202,480	161,096

Total deductions	34,890,905	33,756,703

Increase in net assets available for benefits	44,713,852	41,123,835
Net assets available for benefits:
Beginning of year	250,929,852	209,806,017

End of year	$295,643,704	$250,929,852

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan

The following brief description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code. All employees other than employees covered by a collective bargaining agreement, non-resident aliens, leave employees, and independent contractors are eligible to make salary reduction contributions immediately following their employment commencement date. Each employee that has completed one year of eligibility service is eligible to receive matching contributions. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2004, the Plan had 15,850 eligible participants, of which 6,191 were active.

(b)	Contributions

Each year, participants may defer up to 50% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Section 415(c) of the Internal Revenue Code). Employer matching contributions are as follows:

Participants’ Salary	Employer
Reduction Contribution	Matching
1%	0.5%
2%	1.0%
3%	1.5%
4%	2.0%
5%	2.5%
6 - 50%	3.0%

Additional amounts may be contributed at the option of the Company’s Board of Directors. No such additional amounts were contributed in 2004 or 2003.

(c)	Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended December 31, 2004 and 2003 amounted to approximately $1,315,000 and $780,000, respectively. The Company used approximately $782,000 and $952,000 to reduce contributions to the Plan in 2004 and 2003, respectively. Forfeitures balances remaining in the Plan at December 31, 2004 and 2003 were approximately $566,000 and $28,000, respectively.

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Upon a participant’s normal retirement, disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of six years of vesting service, the vesting percentages are as follows: 0 — 1 year – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%.

(e)	Investment Options

A participant may direct employee and any employer contributions into any of the following investment options:

Common/Collective Trust Fund:

Merrill Lynch Retirement Preservation Trust, which seeks to provide preservation of participants’ investments, liquidity and current income that is typically higher than money market funds.

Mutual Funds:

Merrill Lynch U. S. Government Mortgage Fund (Class I) seeks a current return through investments in obligations of the U. S. government and government agencies, including Government National Mortgage Association (GNMA) mortgage-backed certificates and other mortgage-backed government securities. The Fund may seek to enhance its return through the use of certain portfolio strategies involving options, and to hedge its portfolio through the use of options and futures transactions. This investment option was removed by the Plan in 2004. All assets were transferred to the PIMCO Real Return Bond Fund.

PIMCO Real Return Bond Fund (Class A) seeks to maximize real return consistent with preservation of real capital by normally investing at least 65% of its total assets in a non-diversified portfolio of inflation indexed government issued bonds. The fund may invest up to 35% of its total assets in other types of fixed income securities including those with foreign denominations.

Merrill Lynch Fundamental Growth Fund, Inc. (Class I) seeks long-term growth of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings resulting from a variety of factors including, but not limited to, above-average growth rates in sales, profit-margin improvement, proprietary or niche products or services, leading market shares and underlying strong industry growth. The Fund may invest in the securities of foreign issuers, including

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) or others that can be converted to foreign-issued securities.

Van Kampen Growth and Income Fund (Class A) seeks income and long-term growth of capital by investing principally in income-producing equity securities, including common stocks, convertible securities, preferred stocks and debt securities rated at the time of purchase investment grade.

ING International Value Fund (Class A) seeks long-term capital appreciation by investing at least 65% of its assets in equity securities of companies located in at least three foreign countries. The Fund may invest up to 25% of its assets in foreign small-capitalization companies, and up to 25% of its assets in issuers located in emerging-market countries. The advisor selects stocks that it judges to be selling at prices below the company’s intrinsic value.

Merrill Lynch S&P 500 Index Fund (Class I) seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index. The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York Stock Exchange.

Franklin Balance Sheet Investment Fund (Class A) seeks high total return, of which capital appreciation and income are components by investing primarily in equity and debt securities which, in the opinion of Fund management, are undervalued in the marketplace and are trading at low price to book value. This investment option was removed from the Plan in 2004. All assets were transferred to the Dreyfus Premier Small Cap Value Fund.

Dreyfus Premier Small Cap Value Fund (Class A) seeks investment returns consisting of both capital accumulation and income that are consistently superior to the Russell 2000 Value Index by investing at least 80% of its total assets in stocks of small- and mid-capitalization companies that are publicly traded in the United States.

Sentinel Small Company Fund (Class A) seeks growth of capital by investing mainly in common stocks of small- and medium-sized companies that management believes have attractive growth potential and are attractively valued. The Fund invests at least 80% of its assets in stocks of companies with market capitalizations of less than $3 billion, and the median market capitalization of Fund’s holdings is currently less than $1 billion. Up to 25% of the Fund’s assets may be invested in securities within a single industry. Income is not a factor in selecting stocks.

PIMCO Total Return Fund (Class A) seeks to maximize total return, consistent with preservation of capital and prudent investment management.

Common Stock:

J.B. Hunt Transport Services, Inc. – Contributions are invested exclusively in Company common stock.

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Prudential Financial, Inc. – These shares resulted from the demutualization of Prudential during 2002. These shares were distributed on a pro-rata basis to participating employees. Employees cannot purchase additional shares, but they can retain the existing shares.

(f)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 — 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as shown in the Wall Street Journal, plus one percent, (6.25% at December 31, 2004). Principal and interest is paid ratably through monthly payroll deductions. A participant may only have two loans outstanding at any time.

(g)	Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans. Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred. Similarly, the Plan allows new employees to rollover or transfer-in assets held in other qualified plans. Such transfers are recorded in participant contributions at fair value.

(h)	Payment of Benefits

On termination of service due to normal retirement, disability or death, a participant may receive either a lump-sum amount or approximately equal monthly, quarterly or semi-monthly installments in cash equal to the value of the participant’s vested interest in his or her account.

The Plan also allows for hardship distributions if a participant meets the Plan’s requirements for such distributions.

At December 31, 2004 and 2003, approximately $39,700,000 and $36,100,000, respectively, of the net assets available for benefits as shown on the statements of net assets available for benefits are allocated to accounts of terminated employees who are no longer actively participating in the Plan.

(i)	Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Plan in 2004 and 2003.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(b)	Investment Valuation and Income Recognition

The Plan’s investments are valued at fair value on December 31, 2004 and 2003. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Shares of mutual funds and the common/collective trust fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of Prudential and Company common stock are valued at quoted market prices. Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. Participant notes receivable are carried at the unpaid principal balance, which approximates fair value. The cost of securities sold is determined by the weighted average cost method.

(c)	Payment of Benefits

Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid to participants.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)	Concentration of Credit Risk

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks.

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by management to be limited due to the diversity of investments and the financial stability of the institutions. Generally, the Plan does not require collateral with respect to its investments.

Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(3)	Investments

The following table presents investments representing 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004		2003
	Shares		Shares
	or Units	Fair Value	or Units	Fair Value
Mutual funds:
VanKampen Growth & Income	1,349,644	$27,249,310	1,430,423	$25,804,838
ING International Value	1,088,911	19,219,276	899,303	13,588,466
US Government Mortgage	*	*	902,953	9,264,295
S & P Index Fund	1,048,201	15,555,303	*	*
Fundamental Growth	1,654,209	29,246,407	1,851,591	30,662,355
Common/Collective Trust — Retirement Preservation Trust	71,705,271	71,705,271	74,322,358	74,322,358
Common stock — J.B. Hunt Transport Services, Inc.	1,715,714	76,949,753	1,745,713	47,151,709
Common stock — Prudential Financial Inc.	*	*	65,978	2,755,910
Participant notes receivable	—	20,880,377	—	21,018,475

* Did not represent 5% of the Plan’s net assets at the date indicated

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	December 31,
	2004	2003
Mutual funds	$9,843,873	20,297,036
Common stock	32,033,628	21,404,831

	$41,877,501	41,701,867

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(5)	Related Party Transactions

At December 31, 2004, certain plan investments such as the common/collective trust fund and shares of mutual funds are managed by Merrill Lynch affiliates, Merrill Lynch Bank USA, Fund Asset Management, L.P., and Merrill Lynch Investment Managers, L.P. Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee.

(6)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by letter dated January 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator is aware of certain operational issues of the Plan but believes all necessary actions will be taken to maintain the qualified status of the Plan and therefore, no provision for income taxes has been included in the Plan’s financial statements.

(Continued)

Schedule 1

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Identification	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
*	Merrill Lynch:
	Retirement Preservation Trust	Common/Collective Trust	$71,705,271	$71,705,271
	S&P 500 Index Fund Class I	Mutual Fund	14,594,653	15,555,303
	Fundamental Growth Fund Class I	Mutual Fund	27,405,920	29,246,407
	PIMCO:
	Total Return Fund Class A	Mutual Fund	7,934,465	7,846,208
	Real Return Bond Fund Class A	Mutual Fund	8,853,191	8,780,636
	ING International Value Fund Class A	Mutual Fund	17,143,914	19,219,276
	Sentinel Small Company Fund Class A	Mutual Fund	4,927,546	5,106,845
	Van Kampen Growth and Income
	Fund Class A	Mutual Fund	24,558,238	27,249,310
	Dreyfus Premium Small Cap Value Class A	Mutual Fund	8,879,328	9,412,040
*	J.B. Hunt Transport Services, Inc.
	Common Stock	Common Stock	53,343,832	76,949,753
	Prudential Financial Inc.
	Common Stock	Common Stock	1,984,044	2,589,986
*	Participant Loans	Interest rates ranging from 5%-10.5% and various maturities	20,880,377	20,880,377

			$262,210,779	$294,541,412

*Party-in-interest

See accompanying independent auditors’ report and notes to the financial statements.